Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Commission File No.: 1-09741
ALLERGAN COMMENTS ON INAMED STATEMENT
IRVINE, CA., November 16, 2005 — Allergan, Inc. (NYSE: AGN) released the following statement today regarding the announcement made by Inamed Corporation’s (NASDAQ: IMDC) Board of Directors that it has determined that Allergan’s proposed offer to acquire Inamed is “reasonably likely” to result in a superior proposal.
“Allergan is pleased that Inamed’s Board is already evaluating our proposed offer and seems to have recognized that our offer will ultimately prove to be superior,” said David E. I. Pyott, Allergan’s Chairman of the Board, President and Chief Executive Officer. “Allergan’s offer is superior because the price is higher, the cash component is greater and the company’s stock is a better currency than that of Medicis. We believe that the combination of Allergan and Inamed will create a world leader in medical aesthetics that will bring long-term value to both companies’ employees, customers, patients and stockholders. Allergan looks forward to engaging promptly in discussions with Inamed regarding our proposal.”
About Allergan, Inc.
Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.
Forward-Looking Statements
This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Allergan and Inamed, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts and other’s projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties relating to the proposed transaction include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan intends to file a Registration Statement on Form S-4 and may file other documents with the SEC in connection with the proposed acquisition of Inamed. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed acquisition, as they will contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.
Contact Information:

Jim Hindman, Allergan	714-246-4636 (investors)
Joann Bradley, Allergan	714-246-4766 (investors)
Ashwin Agarwal, Allergan	714-246-4582 (investors)
Caroline Van Hove, Allergan	714-246-5134 (media)
Steve Lipin / David Press, Brunswick Group LLC	212-333-3810 (media)
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